                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                       REPUBLIC WASTE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 760934 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             Rick L. Burdick, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 711 Louisiana
                                   Suite 1900
                             Houston, Texas  77002
                                (713) 220-5800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 3, 1995
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(1)      Names of Reporting Persons.  S.S. or I.R.S.                   Michael G. DeGroote
         Identification Nos. of Above Persons

(2)      Check the Appropriate Box if                                  (a)x
         a Member of a Group (See Instructions)                        (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            WC (See Item 3)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                          Canadian

Number of Shares              (7)   Sole Voting Power                  16,750,000
   Beneficially
   Owned by Each              (8)   Shared Voting Power                -0-
   Reporting
   Person With                (9)   Sole Dispositive Power             16,750,000

                              (10)  Shared Dispositive Power           -0-

(11)     Aggregate Amount Beneficially                                 16,750,000
         Owned by Each Reporting Person                                (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                                  30.5%
         by Amount in Row (11)                                         (See Item 5)

(14)     Type of Reporting Person (See Instructions)                   IN


(1)      Names of Reporting Persons.  S.S. or I.R.S.                   MGD Holdings Ltd.
         Retained Annuity Trust

(2)      Check the Appropriate Box if                                  (a)x
         a Member of a Group (See Instructions)                        (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            WC (See Item 3)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                          Bermuda

Number of Shares              (7)   Sole Voting Power                  -0-
   Beneficially
   Owned by Each              (8)   Shared Voting Power                12,700,000
   Reporting
   Person With                (9)   Sole Dispositive Power             -0-

                              (10)  Shared Dispositive Power           12,700,000

(11)     Aggregate Amount Beneficially                                 12,700,000
         Owned by Each Reporting Person                                (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain                                  (See Item 5)
         Shares (See Instructions)

(13)     Percent of Class Represented                                  24.3%
         by Amount in Row (11)                                         (See Item 5)

(14)     Type of Reporting Person (See Instructions)                   CO


(1)      Names of Reporting Persons.                                   Westbury (Bermuda) Ltd.
         S.S. or I.R.S. No. of Above Person


(2)      Check the Appropriate Box if                                  (a)x
         a Member of a Group (See Instructions)                        (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            WC (See Item 3)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                          Bermuda

Number of Shares              (7)   Sole Voting Power                  4,050,000
   Beneficially
   Owned by Each              (8)   Shared Voting Power                -0-
   Reporting
   Person With                (9)   Sole Dispositive Power             4,050,000

                              (10)  Shared Dispositive Power           -0-

(11)     Aggregate Amount Beneficially                                 4,050,000
         Owned by Each Reporting Person                                (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain                                  (See Item 5)
         Shares (See Instructions)

(13)     Percent of Class Represented                                  7.7%
         by Amount in Row (11)                                         (See Item 5)

(14)     Type of Reporting Person (See Instructions)                   CO


         The Reporting Persons (hereinafter defined) listed on the cover page to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment and restatement of the Schedule 13D filed jointly by the Reporting Persons on May 21, 1995 (the "Original Schedule 13D").

         As a result of a series of agreements described in the Original
Schedule 13D, the Reporting Persons were prior to the date of this filing members of a "group" under Rule 13d-5 promulgated under the Exchange Act with
H. Wayne Huizenga ("Huizenga"), Harris W. Hudson ("Hudson") and Hudson's wife, Bonnie J. Hudson ("Bonnie Hudson") (the Reporting Persons, Huizenga, Hudson and Bonnie Hudson may hereinafter be collectively referred to as the "Original Group"). The transactions contemplated by such agreements were consummated on August 3, 1995 (as more fully described in Items 3, 4 and 5 below) and the members of the Original Group have no further agreement to act together for the purpose of acquiring, voting or disposing of shares of Common Stock. The existence of a "group" under Rule 13d-5 of the Exchange Act therefore terminated on August 3, 1995 with respect to the Original Group. However, the Reporting Persons together may be deemed to be members of a "group" because Michael G. DeGroote is the controlling stockholder of MGD and Westbury (each as hereinafter defined).

         With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Republic Waste Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 200 East Las Olas Boulevard, Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c), (f)       This Statement is being filed by MGD Holdings
Ltd., a Bermuda corporation ("MGD"), Westbury (Bermuda) Ltd., a Bermuda corporation ("Westbury") and Mr. Michael G. DeGroote (all of the foregoing collectively, the "Reporting Persons" and individually, the "Reporting Person"). A copy of an agreement among the Reporting Persons with respect to their joint filing of this Statement is attached hereto as Exhibit 1.

         Each of MGD and Westbury is a Bermuda corporation engaged principally in investing in the securities of the Issuer. Mr. DeGroote is a controlling stockholder of both MGD and Westbury. Mr. DeGroote is a Canadian citizen but resides in Bermuda. The principal business address of each of the Reporting Persons is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda.

         Mr. Degroote was elected Vice Chairman of the Board of Directors of the Issuer on August 3, 1995. Mr. Degroote had served as Republic's Chairman of the Board of Directors, Chief Executive Officer and President prior to resigning from such positions on August 3, 1995.

         The name, business address, principal occupation or employment, citizenship, and interest in Securities of the Issuer of each executive officer and director of each of MGD and Westbury are listed on Schedules A and B respectively, attached hereto and incorporated herein by reference.

         (d) - (e)            During the last five years, none of the Reporting
Persons nor, to the best of any of their knowledge, any of the persons listed on Schedules A or B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         MGD acquired: (i) 2.25 million shares of Common Stock through the conversion of $10.0 million in principal under a loan made by MGD to the Issuer, (ii) 4.0 million shares of Common Stock through the exercise of warrants for $17.76 million, (iii) 1.0 million shares of Common Stock from Boyas Excavating, Inc. for $7.0 million, (iv) 650,000 shares of Common Stock in exchange for all of the outstanding capital stock of Great Lakes Environmental Group Ltd. and (v) 4.0 million shares of Common Stock through the exercise of warrants at $5.50 per share. MGD made such acquisition with cash on hand or from capital contributions.

         The source of the $6,075,000 used by Westbury for its purchase (as described in Item 4, below) of 1,350,000 shares of Common Stock and warrants to purchase 2,700,000 shares of Common Stock from the Issuer was cash on hand and capital contributions. If and when Westbury elects to exercise the warrants to purchase 2,700,000 shares of Common Stock, Westbury presently anticipates that the $14,512,500 that will be required to be paid by Westbury for the shares of Common Stock issuable upon the exercise of such warrants will be obtained from cash on hand and/or from capital contributions.

         The source of the $225,000 used by each of Messrs. Watt and Luchak, who are executive officers and directors of MGD and Westbury as listed on Schedules A and B hereto, for their respective purchases (as described in Item 4 below) of 50,000 shares of Common Stock and warrants to purchase 100,000 shares of Common Stock, was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         MGD Management Warrants. In addition to the 11,900,000 shares of Common Stock that MGD acquired in the transactions described in Item 3 above, MGD was issued Warrants dated as of June 7, 1991, to purchase 1,150,000 shares of Common Stock at an exercise price of $9.00 per share (the "Management Warrants") for executive, operational and management services to be rendered pursuant to a management agreement (the "Management Agreement") between the Issuer and MGD. The Management Warrants vest at the rate of 20% per year over a five year period, with the first 20% vesting on June 30, 1992. The Management Warrants are exercisable, with respect to each portion vested, for a period of four years following such vesting. As of the date of this Schedule, Management Warrants to acquire 800,000 shares of Common Stock have vested. The Management Agreement may be terminated by either party under certain circumstances. In the event of termination by the Issuer, the holder will become vested in all remaining Management Warrants. In the event of termination by MGD, the holder will forfeit all remaining unvested Management Warrants. The Management Warrants also fully vest in the event of the death or incapacity of Mr. DeGroote, the President and controlling stockholder of MGD, or the loss of effective control of the Issuer by the Reporting Person. The Management Warrants may be assigned to employees or agents of the holder or any of its subsidiaries or a holding company or trust of such employee or agent, who will hold them subject to the Management Agreement. Pursuant to this provision, Management Warrants to purchase 150,000 shares of Common Stock were assigned to a trust controlled by Kevin Comeau, an executive officer and director of MGD until May 1993. MGD receives no fees or compensation for the services to be provided to the Issuer except for the Management Warrants and the reimbursement of certain expenses. Pursuant to the terms of a Stock Purchase Agreement entered into between Republic and Huizenga as of May 21, 1995, Republic, at Huizenga's request, will terminate the Management Agreement. In such a case, the Management Warrants will vest in full.

         Acquisition of Common Stock and Warrants by Westbury.  On May 21,
1995, the Issuer and Westbury entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Issuer agreed to issue and sell to Westbury and its permitted assigns, for a total purchase price of $6,750,000, an aggregate of 1,500,000 shares of Common Stock, warrants to purchase
1,500,000 shares of Common Stock at $4.50 per share, warrants to purchase 750,000 shares of Common Stock at $5.50 per share, and warrants to purchase 750,000 shares of Common Stock at $7.00 per share, on the terms set forth in the Purchase Agreement. With the Issuer's consent, Westbury, simultaneously assigned to certain of its and DeGroote's employees and business associates, including Messrs. Watt and Luchak (the "Westbury Assigns"), its rights under the Purchase Agreement to purchase an aggregate of 150,000 of the shares of Common Stock, warrants to purchase 150,000 shares of Common Stock at $4.50 per share, warrants to purchase 75,000 shares of Common Stock at $5.50 per share, and warrants to purchase 75,000 shares of Common Stock at $7.00 per share.

         On August 3, 1995, the transactions contemplated by the Purchase Agreement were consummated, and (a) Westbury purchased, for an aggregate purchase price of $6,075,000, an aggregate of 1,350,000 shares of Common Stock, warrants to purchase 1,350,000 shares of Common Stock at $4.50 per share, warrants to purchase 675,000 shares of Common Stock at $5.50 per share, and warrants to purchase 675,000 shares of Common Stock at $7.00 per share; and (b) the Westbury Assigns purchased, for an aggregate purchase price of $675,000, an aggregate of 150,000 shares of Common Stock, warrants to purchase 150,000 shares of Common Stock at $4.50 per share, warrants to purchase 75,000 shares of Common Stock at $5.50 per share, and warrants to purchase 75,000 shares of Common Stock at $7.00 per share, for investment purposes.

         Simultaneous with and as a condition to the consummation of these transactions (a) Huizenga and certain of his employees, business associates and relatives purchased from the Issuer 8,000,000 shares of Common Stock and warrants to purchase 12,000,000 shares of Common Stock, for a total purchase price of $53,500,000; (b) Hudson and certain of his employees, business associates and relatives purchased from the issuer 850,000 shares of Common Stock and warrants to purchase 1,750,000 shares of Common Stock, for an aggregate purchase price of $3,825,000; and (c) the Issuer acquired Hudson Management Corporation and Envirocycle, Inc., each a Florida corporation owned by Hudson, pursuant to merger transactions with wholly-owned subsidiaries of the Issuer, and issued 8,000,000 shares of Common Stock to Hudson in exchange for Hudson's interests in these companies.

         Immediately following the closing of these transactions (a) the number of directors serving on the Board of Directors of the Issuer was increased from four to six, Donald E. Koogler resigned from the Board of Directors, and Huizenga, Hudson and John J. Melk were appointed to fill the vacancies on the Board of Directors; (b) DeGroote resigned as Chairman of the Board, President and Chief Executive Officer of the Issuer and was appointed Vice Chairman of the Board of the Issuer, Huizenga was appointed Chairman of the Board and Chief Executive Officer of the Issuer, Hudson was appointed President of the Issuer, and Gregory K. Fairbanks was appointed as an Executive Vice President and Chief Financial Officer of the Issuer; and (c) the Certificate of Incorporation of the Issuer was amended to increase the number of authorized shares of Common Stock from 100,000,000 to 350,000,000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of August 4, 1995, MGD owned 11,900,000 shares of Common Stock and has the present right to acquire 800,000 shares of Common Stock through the exercise of Management Warrants. (MGD holds Management Warrants to purchase an additional 200,000 shares of Common Stock but such warrants are still subject to vesting, as described in Item 4). As of August 4, 1995, Westbury owned 1,350,000 shares of Common Stock and has the present right to acquire 2,700,000 shares of Common Stock through the exercise of warrants issued to Westbury. As a result, MGD and Westbury have the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of 12,700,000 and 4,050,000 shares of Common Stock, respectively (assuming each of MGD and Westbury exercise their respective vested warrants in full). In addition, Mr. DeGroote, as a controlling stockholder, may be deemed to beneficially own all of the shares of Common Stock owned by each of MGD and Westbury, which in the aggregate comprised 16,750,000 shares of Common Stock (assuming the exercise of the vested warrants held by MGD and Westbury) as of August 4, 1995.

         As a result, for purposes of Section 13(d) of the Exchange Act, the Reporting Persons may be deemed to beneficially own 16,750,000 shares of Common Stock which, in the aggregate, constitutes approximately 30.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 51,448,806 shares of Common Stock outstanding as of August 4, 1995 plus the 3,500,000 shares of Common Stock subject to issuance upon the exercise of vested warrants that the Reporting Persons beneficially own or may be deemed to beneficially own which are deemed outstanding for purposes of this computation).

         Messrs. Luchak and Watt each beneficially own 50,000 shares of Common Stock and each has the present right to acquire 100,000 shares of Common Stock through the exercise of warrants which constitutes less than 1.0% of the outstanding shares of Common Stock.

         The only transactions in any securities of the Issuer that were effected during the past sixty days by the Reporting Persons and Messrs. Luchak and Watt were the transactions as described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERWRITINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons are not a party to any contracts, arrangements, understandings or relationships with the Issuer or any other person with respect to any securities of the Issuer, other than as described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:    Joint Filing Agreement

Exhibit 2:    Management Warrant

Exhibit 3:    Huizenga Purchase Agreement

Exhibit 4:    Hudson Management Merger Agreement

Exhibit 5:    Envirocycle Merger Agreement

Exhibit 6:    Hudson Purchase Agreement

Exhibit 7:    Westbury Purchase Agreement

Exhibit 8:    Proxy

Exhibit 9:    Option Agreement

Exhibit 10:   Management Agreement

Exhibit 11: Warrant Certificate evidencing warrant to purchase 1,350,000 shares of Common Stock at $4.50 per share

Exhibit 12: Warrant Certificate evidencing warrant to purchase 675,000 shares of Common Stock at $5.50 per share

Exhibit 13: Warrant Certificate evidencing warrant to purchase 675,000 shares of Common Stock at $7.00 per share

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated:  August 14, 1995                  /s/ MICHAEL G. DEGROOTE
                                         -------------------------------------
                                         Michael G. DeGroote

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated:  August 14, 1995                  Westbury (Bermuda) Ltd.



                                         /s/ MICHAEL G. DEGROOTE
                                         -------------------------------------
                                         By:   Michael G. DeGroote
                                         Its:  President

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated:  August 14, 1995                  MGD Holdings Ltd.



                                         /s/ MICHAEL G. DEGROOTE
                                         -------------------------------------
                                         By:   Michael G. DeGroote
                                         Its:  President

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                               MGD HOLDINGS LTD.


NAME AND CAPACITY WITH              PRINCIPAL OCCUPATION                  PRINCIPAL                  COMMON STOCK
   MGD HOLDINGS LTD.                  AND CITIZENSHIP                  BUSINESS ADDRESS           BENEFICIALLY OWNED
---------------------------       -------------------------            ----------------           ------------------
Michael G. DeGroote                 Vice Chairman of the              Victoria Hall               16,750,000  (30.5%)
President, Director                 Board of Directors of             11 Victoria Street
                                    the Issuer                        P. O. Box HM 1065
                                    Canadian                          Hamilton, HMEX
                                                                      Bermuda

James Watt                          Financial Analyst                 Victoria Hall                  150,000   (>1%)
Vice President,                     Canadian                          11 Victoria Street
Director                                                              P. O. Box HM 1065
                                                                      Hamilton, HMEX
                                                                      Bermuda

Fred Luchak                         Attorney                          Victoria Hall                  150,000   (>1%)
Secretary,                          Canadian                          11 Victoria Street
Director                                                              P. O. Box HM 1065
                                                                      Hamilton, HMEX
                                                                      Bermuda


                                   SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            WESTBURY (BERMUDA) LTD.


NAME AND CAPACITY WITH              PRINCIPAL OCCUPATION                  PRINCIPAL               COMMON STOCK
WESTBURY (BERMUDA) LTD.               AND CITIZENSHIP                  BUSINESS ADDRESS        BENEFICIALLY OWNED
-----------------------           -------------------------            ----------------        ------------------
Michael G. DeGroote                 Vice Chairman of the              Victoria Hall            16,750,000  (30.5%)
President, Director                 Board of Directors                11 Victoria Street
                                    of the Issuer                     P. O. Box HM 1065
                                    Canadian                          Hamilton, HMEX
                                                                      Bermuda

James Watt                          Financial Analyst                 Victoria Hall               150,000  (<1%)
Vice President,                     Canadian                          11 Victoria Street
Director                                                              P. O. Box HM 1065
                                                                      Hamilton, HMEX
                                                                      Bermuda

Fred Luchak                         Attorney                          Victoria Hall               150,000  (<1%)
Secretary,                          Canadian                          11 Victoria Street
Director                                                              P. O. Box HM 1065
                                                                      Hamilton, HMEX
                                                                      Bermuda


                               INDEX TO EXHIBITS

                                                                                                             SEQUENTIALLY
                                                                                                               NUMBERED
 NUMBER                           EXHIBIT                                                                        PAGE
 ------                           -------                                                                    ------------
    **1.              Joint Filing Agreement among Mr. Michael G. DeGroote, MGD Holdings, Ltd. and
                      Bermuda (Westbury) Ltd.

     *2.              Warrant dated as of June 7, 1991, to purchase 1,150,000 shares of Common
                      Stock issued to MGD Holdings Ltd. (incorporated by reference to the exhibits to Amendment No. 5 to Schedule 13D of MGD Holdings', as filed with the
                      Securities and Exchange Commission on August 31, 1991).

     *3.              Stock Purchase Agreement dated May 21, 1995 by and between H. Wayne Huizenga and Republic Waste Industries, Inc. (the "Huizenga Purchase Agreement").

     *4.              Agreement and Plan of Merger dated May 21, 1995 by and among Republic Waste
                      Industries, Inc., Republic Hudson Acquisition Corporation, Hudson Management
                      Corporation and Harris W. Hudson and Bonnie J. Hudson.

     *5.              Agreement and Plan of Merger dated May 21, 1995 by and among Republic Waste
                      Industries, Inc., Republic Hudson Acquisition Corporation, Envirocycle, Inc.
                      and Harris W. Hudson and Bonnie J. Hudson.

     *6.              Stock Purchase Agreement dated May 21, 1995 by and between Harris W. Hudson and Republic Waste Industries, Inc.

     *7.              Stock Purchase Agreement dated May 21, 1995 by and between Westbury (Bermuda)
                      Ltd. and Republic Waste Industries, Inc.

     *8.              Proxy dated as of May 21, 1995 by MGD Holdings Ltd. in favor of H. Wayne
                      Huizenga (See Exhibit D to the Huizenga Purchase Agreement).

     *9.              Stockholder Stock Option Agreement dated as of May 21, 1995 by MGD Holdings
                      Ltd. in favor of H. Wayne Huizenga (See Exhibit C to the Huizenga Purchase
                      Agreement).


      *10.            Management Agreement dated as of June 7, 1991, between Republic Waste Industries,
                      Inc. and MGD Holdings Ltd. (incorporated by reference to the exhibits to Amendment
                      No. 5 to Schedule 13D of MGD Holdings Ltd., as filed with the Securities and
                      Exchange Commission on August 31, 1991).

     **11.            Warrant Certificate evidencing warrant to purchase 1,350,000 shares of Common
                      Stock at $4.50 per share

     **12.            Warrant Certificate evidencing warrant to purchase 675,000 shares of Common
                      Stock at $5.50 per share

     **13.            Warrant Certificate evidencing warrant to purchase 675,000 shares of Common
                      Stock at $7.00 per share



------------------------------
*    Previously filed.
**   Filed herewith.

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT


     The parties hereto, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Act of 1934, as amended.

     This agreement may be executed in multiple counterparts, each of which, when taken together, shall constitute one and same original agreement.



                                         /s/ Michael G. DeGroote
                                         -------------------------------------
                                         Michael G. DeGroote
                                         August 10, 1995



                                         Westbury (Bermuda) Ltd.



                                         /s/ Michael G. DeGroote
                                         -------------------------------------
                                         Michael G. DeGroote
                                         President
                                         August 10, 1995



                                         MGD Holdings, Ltd.



                                         /s/ Michael G. DeGroote
                                         -------------------------------------
                                         Michael G. DeGroote
                                         President
                                         August 10, 1995

                                                                      EXHIBIT 11

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT OR AN OPINION OF COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER OR UNDER APPLICABLE STATE SECURITIES LAWS.


                              WARRANT CERTIFICATE

                To Purchase 1,350,000 Shares of Common Stock of:

                        REPUBLIC WASTE INDUSTRIES, INC.

     THIS IS TO CERTIFY THAT WESTBURY (Bermuda) Ltd., a Bermuda corporation (the "Holder") or Holder's registered assigns, is entitled to purchase from REPUBLIC WASTE INDUSTRIES, INC., a Delaware corporation (the "Company"), up to 1,350,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), on the terms and conditions hereinafter set forth.


I.   GRANT OF WARRANT

         1.1 GRANT. The Company hereby grants the Holder warrants to purchase One Million Three Hundred Fifty Thousand (1,350,000) shares of Common Stock at a purchase price of $4.50 per share, exercisable in whole or in part at any time and from time to time from the date hereof until 6:00 p.m. on August 31, 1997 (the "Warrants" and the shares to be issued upon the exercise thereof are "Warrant Shares").

         1.2 SHARES TO BE ISSUED; RESERVATION OF SHARES. The Company covenants and agrees that (1) all Warrant Shares will upon issuance be duly authorized, validly issued and outstanding, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issuance thereof,
(2) the Company will from time to time take all actions necessary to assure that the par value per share of the Common Stock is at all times equal to or less than the applicable purchase price per share, and (3) the Company will at all times during the exercise period have authorized and reserved sufficient shares of Common Stock to provide for the exercise of the Warrants in full.


II.      ADJUSTMENTS TO WARRANT RIGHTS

         2.1 STOCK SPLITS AND COMBINATIONS. If the Company shall combine all of the outstanding Common Stock proportionately into a smaller number of shares, the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionately decreased and the purchase price per Warrant Share hereunder in effect immediately prior to such combination shall be proportionately increased, as of the effective date of such combination, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the effective date of such combination shall be adjusted so that the Holder of the Warrants exercised on or after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owned and been entitled to receive as a result of the combination had the Warrants been exercised immediately prior to that date, and (b) the purchase price per Warrant Share in effect immediately prior to such adjustment shall be adjusted by multiplying such purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter. If the Company shall effect a subdivision of the outstanding Common Stock, the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionally increased and the purchase price per Warrant Share hereunder in effect prior to such subdivision shall be proportionately decreased, as of the effective date of such subdivision, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the effective date of such subdivision, shall be adjusted so that the Holder of the Warrants exercised on or after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owed and been entitled to receive as a result of the subdivision had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise), and (b) the purchase price per Warrant Share in effect immediately prior to such adjustment shall be adjusted by multiplying the purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter.

         2.2 STOCK DIVIDENDS AND DISTRIBUTIONS. If the Company shall make or fix a record date for the Holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock, then the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionately increased and the purchase price per Warrant Share hereunder in effect prior to the time of such issuance or the close of business on such record date shall be proportionately decreased, as of the time of such issuance, or in the event such record date is fixed, as of the close of business on such record date, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the time of such issuance or the close of business on such record date shall be adjusted so that the Holder of the Warrants exercised after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owned and been entitled to receive as a result of the dividend or distribution had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise), and (b) the purchase price in effect immediately prior to such adjustment shall be adjusted by multiplying such purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter.

         2.3 OTHER DIVIDENDS AND DISTRIBUTIONS. If the Company shall make or fix a record date for the holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then lawful and adequate provision shall be made so that Holder of the Warrants shall be entitled to receive upon exercise of the Warrants, for the aggregate purchase price in effect prior thereto, in addition to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrants, the kind and number of securities of the Company which Holder would have owned and been entitled to receive had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise).

         2.4 RECLASSIFICATION, EXCHANGE AND SUBSTITUTION. If the Common Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 2), then the Holder of the Warrants shall be entitled to receive upon exercise of the Warrants, in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrants, for the aggregate purchase price in effect prior thereto, the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by the holders of the number of shares of Common Stock for which such Warrants could have been exercised immediately prior to such recapitalization, reclassification or change (pro rated in the case of any partial exercise).

         2.5 REORGANIZATIONS, MERGERS, CONSOLIDATIONS OR SALES OF ASSETS. If any of the following transactions (each, a "Special Transaction") shall become effective: (i) a capital reorganization (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 2), (ii) a consolidation or merger of the Company with and into another entity, or (iii) a sale or conveyance of all or substantially all of the Company's assets, then as a condition of any such Special Transaction, lawful and adequate provision shall be made so that Holder of the Warrants shall thereafter have the right to purchase and receive upon exercise of the Warrants, in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrants, for the aggregate purchase price in effect immediately prior to such consummation, such shares of stock, other securities, cash or other assets as may be issued or payable in and pursuant to the terms of such Special Transaction to the holders of shares of Common Stock for which such Warrants could have been exercised immediately prior to such Special Transaction (pro rated in the case of any partial exercises). In connection with any Special Transaction, appropriate provision shall be made with respect to the rights and interests of Holder of the Warrants to the end that the provisions of the Warrants (including without limitation provisions for adjustment of the purchase price and the number of Warrant Shares issuable upon the exercise of the Warrant), shall thereafter be applicable, as nearly as may be practicable, to any shares of stock, other securities, cash or other assets thereafter deliverable upon the exercise of the Warrants. The Company shall not effect any Special Transaction unless prior to or simultaneously with the closing, the successor entity (if other than the Company), if any, resulting from such consolidation or merger or the entity acquiring such assets shall assume by a written instrument executed and mailed by certified mail or delivered to Holder of the Warrants at the address of the Holder appearing on the books of the Company, the obligation of the Company or such successor corporation to deliver to Holder such shares of stock, securities, cash or other assets, as in accordance with the foregoing provisions, which the Holder shall have the right to purchase.

         2.6     SALES BELOW FAIR MARKET VALUE.

                 (a) In the event the Company shall sell and issue shares of Common Stock, or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding shares, rights, options, warrants or convertible or exchangeable securities issued in any of the transactions described in Sections 2.2, 2.3 or 2.4 above) lower than the purchase price per Warrant Share in effect as of the date the Company fixes the offering price of such shares, rights, options, warrants or convertible or exchangeable securities, then the purchase price shall be reduced to a price determined by multiplying the purchase price by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date next preceding the date of such issue or sale, plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of shares of Common Stock, or rights, option, warrants or convertible or exchangeable securities so issued would purchase at the purchase price, and
(ii) the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date of such issuance after giving effect to such issuance.

                 (b) For the purpose of making any adjustment required under this Section 2.6, the consideration received by the Company for any issue or sale of securities shall (A) to the extent it consists of cash be computed at the net amount of cash received by the Company after deduction of any expenses payable by the Company and any underwriting or similar commissions, compensation or concession in connection with such issue or sale, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined by the Company's Board of Directors in good faith, (C) if such shares of Common Stock or rights, options, warrants or convertible securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as that portion of the consideration so received that may be reasonably determined by the Board of Directors of the Company in good faith to be allocated to such shares of Common Stock, or rights, options, warrants or convertible or exchangeable securities, and (D) if the issuance shall be of such rights, options, warrants or convertible or exchangeable securities, be determined by dividing (X) the total amount receivable by the Company in consideration of the sale and issuance of such rights, options, warrants or convertible or exchangeable securities, plus the total consideration payable to the Company upon exercise, conversion or exchange thereof by (Y) the total number of shares of Common Stock covered by such rights, options, warrants or convertible or exchangeable securities.

                 (c) Upon each adjustment of the purchase price per Warrant Share pursuant to Section 2.6 hereof, the Warrants shall thereupon evidence the right to purchase that number of shares of Common Stock (calculated to the nearest hundredth of a share) obtained by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment upon exercise of the product so obtained by the purchase price in effect immediately prior to such adjustment and dividing the product so obtained by the purchase price in effect immediately after such adjustment. The adjustment pursuant to this Section 2.6 to the number of shares of Common Stock purchasable upon exercise of a Warrant shall be made each time an adjustment of the purchase price is made pursuant to Section 2.6 hereof.

         2.7 LIQUIDATION. If the Company shall, at any time prior to the expiration of this Warrant, dissolve, liquidate or wind up its affairs, Holder shall have the right, but not the obligation, to exercise this Warrant. Upon such exercise, Holder shall have the right to receive, in lieu of the shares of Common Stock that Holder otherwise would have been entitled to receive upon such exercise, the same kind and amount of assets as would have been issued, distributed or paid to Holder upon any such dissolution, liquidation or winding up with respect to such shares of Common Stock had Holder been the holder of record of such shares of Common Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution.
If any such dissolution, liquidation or winding up results in any cash distribution in excess of the application purchase price per Warrant Share provided for by this Warrant, Holder may, at Holder's option, exercise this Warrant without making payment of the applicable purchase price per Warrant Share and, in such case, the Company shall, upon distribution to Holder, consider the applicable purchase price per Warrant Share to have been paid in full, and in making settlement to Holder shall deduct an amount equal to the applicable purchase price per Warrant Share from the amount payable to Holder.

         2.8 NOTICE. Whenever a Warrant or the number of Warrant Shares issuable hereunder is to be adjusted as provided herein or a dividend or distribution (in cash, stock or otherwise and including, without limitation, any liquidating distributions) is to be declared by the Company, or a definitive agreement with respect to a Special Transaction has been entered into, the Company shall forthwith cause to be sent to the Holder at the last address of the Holder shown on the books of the Company, by first-class mail, postage prepaid, at least ten (10) days prior to the record date specified in
(a) below or at least twenty (20) days before the date specified in (b) below, a notice stating in reasonable detail the relevant facts and any resulting adjustments and the calculation thereof, if applicable, and stating (if applicable):

                 (a) the date to be used to determine (i) which holders of Common Stock will be entitled to receive notice of such dividend, distribution, subdivision or combination (the "Record Date"), and (ii) the date as of which such dividend distribution, subdivision or combination shall be made; or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined (provided, that in the event the Company institutes a policy of declaring cash dividends on a periodic basis, the Company need only provide the relevant information called for in this clause
(a) with respect to the first cash dividend payment to be made pursuant to such policy and thereafter provide only notice of any changes in the amount or the frequency of any subsequent dividend payments), or

                 (b) the date on which a Special Transaction is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon consummation of the Special Transaction (the "Exchange Date").

         2.9 FRACTIONAL INTERESTS. The Company shall not be required to issue fractions of shares of Common Stock on the exercise of a Warrant. If any fraction of a share of Common Stock would be issuable upon the exercise of a Warrant, the Company shall, upon such issuance, purchase such fraction for an amount in cash equal to the current value of such fraction, computed on the basis of the last reported closing price of the Common Stock on NASDAQ on the last business day prior to the date of exercise upon which such a sale shall have been effected, or, if the Common Stock is not so quoted on NASDAQ, as the Board of Directors of the Company may in good faith determine.

         2.10 EFFECT OF ALTERNATE SECURITIES. If at any time, as a result of an adjustment made pursuant to this Section 2, Holder of the

Warrants shall thereafter become entitled to receive any securities of the Company other than shares of Common Stock, then the number of such other securities receivable upon exercise of a Warrant shall be subject to adjustment from time to time on terms as nearly equivalent as practicable to the provisions with respect to shares of Common Stock contained in this Section 2.

         2.11 SUCCESSIVE APPLICATION. The provisions of this Section 2 shall similarly apply from time to time to successive events covered by this Section.

III.     EXERCISE

         3.1     EXERCISE OF WARRANT.

                 (a) The Holder may exercise a Warrant by (i) surrendering this Warrant Certificate, with the form of exercise notice attached hereto as Exhibit "A" duly executed by Holder, and (ii) making payment to the Company of the aggregate purchase price for the applicable Warrant Shares in cash, by certified check, bank check or wire transfer to an account designated by the Company. Upon any partial exercise of the Warrants, the Company, at its expense, shall promptly issue to the Holder for its surrendered Warrant Certificate a replacement Warrant Certificate identical in all respects to this Warrant Certificate, except that the number of Warrant Shares shall be reduced accordingly.

                 (b) Each person in whose name any Warrant Share certificate is issued upon exercise of a Warrant shall for all purposes been deemed to have become the holder of record of the Warrant Shares for which such Warrant was exercised, and such Warrant Share certificate shall be dated the date upon which the Warrant exercise notice was duly surrendered and payment of the purchase price was tendered to the Company.

         3.2 ISSUANCE OF WARRANT SHARES. The Warrant Shares purchased shall be issued to the holder exercising this Warrant as of the close of business on the date on which all actions and payments required to be taken or made by holder, pursuant to Section 3.1, shall have been so taken or made. Certificates for the Warrant Shares so purchased shall be delivered to the Holder within three (3) days after a Warrant is surrendered.

IV.  RIGHTS OF HOLDER

         4.1 WARRANTHOLDER RIGHTS. Holder shall not, solely by virtue of the Warrants and prior to the issuance of the Warrant Shares upon due exercise thereof, be entitled to any rights of a shareholder in the Company.

         4.2 NO IMPAIRMENT. The Company shall not by any action including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant and (b) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the company to perform its obligations under this Warrant.

         Upon the request of Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

V.       TRANSFERABILITY

         Holder hereby represents and warrants that it is acquiring the Warrants and, upon the exercise thereof, the Warrant Shares, for investment and not with a view to resale or distribution thereof. Subject to compliance with federal and state securities laws, Holder may sell, assign, transfer or otherwise dispose of all or any portion of the Warrants or the Warrant Shares acquired upon any exercise hereof at any time and from time to time. Upon the sale, assignment, transfer or other disposition of all or any portion of the Warrants, Holder shall deliver to Company a written notice of such in the form attached hereto as Exhibit B duly executed by Holder which includes the identity and address of any purchaser, assignor, or transferee.

VI.      LEGEND ON WARRANT SHARES

         Certificates evidencing the Warrant Shares shall bear the following legend until such time as the Warrant Shares are duly registered for resale:

                 THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT OR AN OPINION OF COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER OR SUCH STATE SECURITIES LAWS.

VII.     MISCELLANEOUS

         7.1 NOTICES. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage pre-paid), or guaranteed overnight delivery, to the Company at the address at which its principal business office is located from time to time, and the Holder at the address it advises the Company of.

         7.2 EXPENSES; TAXES. Any sales tax, stamp duty, deed transfer or other tax (except only taxes based on the income of Holder) arising out of the issuance and sale of the Warrants or the Warrant Shares issuable upon exercise of the Warrants and consummation of the transactions contemplated by this Warrant Certificate shall be paid by the Company.

         7.3 AMENDMENT; WAIVER. This Warrant Certificate may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Company and the Holder. No failure to exercise, and no delay in exercising, any right, power or privilege under this Warrant Certificate shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be impled from any course of dealing between the Company and the Holder. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

         7.4 HEADINGS. The headings contained in this Warrant Certificate are for convenience of reference only and are not to be given any legal effect and shall not affect the meaning or interpretation of this Warrant Certificate.

         7.5 GOVERNING LAW; INTERPRETATION. This Warrant Certificate shall be construed in accordance with and governed for all purposes by the laws of the State of Florida.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed and delivered as of the day and year first above written.

                                    REPUBLIC WASTE INDUSTRIES, INC.


                                    By:   /s/ Courtland D. Peddy
                                       ---------------------------------------
                                       Name:  Courtland D. Peddy
                                       Title: Vice President - Corporate
                                              Controller and Secretary

                                                                      EXHIBIT 12

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT OR AN OPINION OF COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER OR UNDER APPLICABLE STATE SECURITIES LAWS.


                              WARRANT CERTIFICATE

                 To Purchase 625,000 Shares of Common Stock of:

                        REPUBLIC WASTE INDUSTRIES, INC.

         THIS IS TO CERTIFY THAT Westbury (Bermuda) Ltd, a Bermuda corporation (the "Holder") or Holder's registered assigns, is entitled to purchase from REPUBLIC WASTE INDUSTRIES, INC., a Delaware corporation (the "Company"), up to 625,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), on the terms and conditions hereinafter set forth.


I.       GRANT OF WARRANT

         1.1 GRANT. The Company hereby grants the Holder warrants to purchase Six Hundred Twenty Five Thousand (625,000) shares of Common Stock at a purchase price of $5.50 per share, exercisable in whole or in part at any time and from time to time from the date hereof until 6:00 p.m. on August 31, 1998 (the "Warrants" and the shares to be issued upon the exercise thereof are "Warrant Shares").

         1.2 SHARES TO BE ISSUED; RESERVATION OF SHARES. The Company covenants and agrees that (1) all Warrant Shares will upon issuance be duly authorized, validly issued and outstanding, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issuance thereof,
(2) the Company will from time to time take all actions necessary to assure that the par value per share of the Common Stock is at all times equal to or less than the applicable purchase price per share, and (3) the Company will at all times during the exercise period have authorized and reserved sufficient shares of Common Stock to provide for the exercise of the Warrants in full.


II.      ADJUSTMENTS TO WARRANT RIGHTS

         2.1 STOCK SPLITS AND COMBINATIONS. If the Company shall combine all of the outstanding Common Stock proportionately into a smaller number of shares, the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionately decreased and the purchase price per Warrant Share hereunder in effect immediately prior to such combination shall be proportionately increased, as of the effective date of such combination, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the effective date of such combination shall be adjusted so that the Holder of the Warrants exercised on or after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owned and been entitled to receive as a result of the combination had the Warrants been exercised immediately prior to that date, and (b) the purchase price per Warrant Share in effect immediately prior to such adjustment shall be adjusted by multiplying such purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter. If the Company shall effect a subdivision of the outstanding Common Stock, the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionally increased and the purchase price per Warrant Share hereunder in effect prior to such subdivision shall be proportionately decreased, as of the effective date of such subdivision, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the effective date of such subdivision, shall be adjusted so that the Holder of the Warrants exercised on or after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owed and been entitled to receive as a result of the subdivision had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise), and (b) the purchase price per Warrant Share in effect immediately prior to such adjustment shall be adjusted by multiplying the purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter.

         2.2 STOCK DIVIDENDS AND DISTRIBUTIONS. If the Company shall make or fix a record date for the Holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock, then the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionately increased and the purchase price per Warrant Share hereunder in effect prior to the time of such issuance or the close of business on such record date shall be proportionately decreased, as of the time of such issuance, or in the event such record date is fixed, as of the close of business on such record date, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the time of such issuance or the close of business on such record date shall be adjusted so that the Holder of the Warrants exercised after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owned and been entitled to receive as a result of the dividend or distribution had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise), and (b) the purchase price in effect immediately prior to such adjustment shall be adjusted by multiplying such purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter.

         2.3 OTHER DIVIDENDS AND DISTRIBUTIONS. If the Company shall make or fix a record date for the holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then lawful and adequate provision shall be made so that Holder of the Warrants shall be entitled to receive upon exercise of the Warrants, for the aggregate purchase price in effect prior thereto, in addition to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrants, the kind and number of securities of the Company which Holder would have owned and been entitled to receive had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise).

         2.4 RECLASSIFICATION, EXCHANGE AND SUBSTITUTION. If the Common Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 2), then the Holder of the Warrants shall be entitled to receive upon exercise of the Warrants, in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrants, for the aggregate purchase price in effect prior thereto, the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by the holders of the number of shares of Common Stock for which such Warrants could have been exercised immediately prior to such recapitalization, reclassification or change (pro rated in the case of any partial exercise).

         2.5 REORGANIZATIONS, MERGERS, CONSOLIDATIONS OR SALES OF ASSETS. If any of the following transactions (each, a "Special Transaction") shall become effective: (i) a capital reorganization (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 2), (ii) a consolidation or merger of the Company with and into another entity, or (iii) a sale or conveyance of all or substantially all of the Company's assets, then as a condition of any such Special Transaction, lawful and adequate provision shall be made so that Holder of the Warrants shall thereafter have the right to purchase and receive upon exercise of the Warrants, in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrants, for the aggregate purchase price in effect immediately prior to such consummation, such shares of stock, other securities, cash or other assets as may be issued or payable in and pursuant to the terms of such Special Transaction to the holders of shares of Common Stock for which such Warrants could have been exercised immediately prior to such Special Transaction (pro rated in the case of any partial exercises). In connection with any Special Transaction, appropriate provision shall be made with respect to the rights and interests of Holder of the Warrants to the end that the provisions of the Warrants (including without limitation provisions for adjustment of the purchase price and the number of Warrant Shares issuable upon the exercise of the Warrant), shall thereafter be applicable, as nearly as may be practicable, to any shares of stock, other securities, cash or other assets thereafter deliverable upon the exercise of the Warrants. The Company shall not effect any Special Transaction unless prior to or simultaneously with the closing, the successor entity (if other than the Company), if any, resulting from such consolidation or merger or the entity acquiring such assets shall assume by a written instrument executed and mailed by certified mail or delivered to Holder of the Warrants at the address of the Holder appearing on the books of the Company, the obligation of the Company or such successor corporation to deliver to Holder such shares of stock, securities, cash or other assets, as in accordance with the foregoing provisions, which the Holder shall have the right to purchase.

         2.6     SALES BELOW FAIR MARKET VALUE.

                 (a) In the event the Company shall sell and issue shares of Common Stock, or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding shares, rights, options, warrants or convertible or exchangeable securities issued in any of the transactions described in Sections 2.2, 2.3 or 2.4 above) lower than the purchase price per Warrant Share in effect as of the date the Company fixes the offering price of such shares, rights, options, warrants or convertible or exchangeable securities, then the purchase price shall be reduced to a price determined by multiplying the purchase price by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date next preceding the date of such issue or sale, plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of shares of Common Stock, or rights, option, warrants or convertible or exchangeable securities so issued would purchase at the purchase price, and
(ii) the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date of such issuance after giving effect to such issuance.

                 (b) For the purpose of making any adjustment required under this Section 2.6, the consideration received by the Company for any issue or sale of securities shall (A) to the extent it consists of cash be computed at the net amount of cash received by the Company after deduction of any expenses payable by the Company and any underwriting or similar commissions, compensation or concession in connection with such issue or sale, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined by the Company's Board of Directors in good faith, (C) if such shares of Common Stock or rights, options, warrants or convertible securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as that portion of the consideration so received that may be reasonably determined by the Board of Directors of the Company in good faith to be allocated to such shares of Common Stock, or rights, options, warrants or convertible or exchangeable securities, and (D) if the issuance shall be of such rights, options, warrants or convertible or exchangeable securities, be determined by dividing (X) the total amount receivable by the Company in consideration of the sale and issuance of such rights, options, warrants or convertible or exchangeable securities, plus the total consideration payable to the Company upon exercise, conversion or exchange thereof by (Y) the total number of shares of Common Stock covered by such rights, options, warrants or convertible or exchangeable securities.

                 (c) Upon each adjustment of the purchase price per Warrant Share pursuant to Section 2.6 hereof, the Warrants shall thereupon evidence the right to purchase that number of shares of Common Stock (calculated to the nearest hundredth of a share) obtained by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment upon exercise of the product so obtained by the purchase price in effect immediately prior to such adjustment and dividing the product so obtained by the purchase price in effect immediately after such adjustment. The adjustment pursuant to this Section 2.6 to the number of shares of Common Stock purchasable upon exercise of a Warrant shall be made each time an adjustment of the purchase price is made pursuant to Section 2.6 hereof.

         2.7 LIQUIDATION. If the Company shall, at any time prior to the expiration of this Warrant, dissolve, liquidate or wind up its affairs, Holder shall have the right, but not the obligation, to exercise this Warrant. Upon such exercise, Holder shall have the right to receive, in lieu of the shares of Common Stock that Holder otherwise would have been entitled to receive upon such exercise, the same kind and amount of assets as would have been issued, distributed or paid to Holder upon any such dissolution, liquidation or winding up with respect to such shares of Common Stock had Holder been the holder of record of such shares of Common Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution. If any such dissolution, liquidation or winding up results in any cash distribution in excess of the application purchase price per Warrant Share provided for by this Warrant, Holder may, at Holder's option, exercise this Warrant without making payment of the applicable purchase price per Warrant Share and, in such case, the Company shall, upon distribution to Holder, consider the applicable purchase price per Warrant Share to have been paid in full, and in making settlement to Holder shall deduct an amount equal to the applicable purchase price per Warrant Share from the amount payable to Holder.

         2.8 NOTICE. Whenever a Warrant or the number of Warrant Shares issuable hereunder is to be adjusted as provided herein or a dividend or distribution (in cash, stock or otherwise and including, without limitation, any liquidating distributions) is to be declared by the Company, or a definitive agreement with respect to a Special Transaction has been entered into, the Company shall forthwith cause to be sent to the Holder at the last address of the Holder shown on the books of the Company, by first-class mail, postage prepaid, at least ten (10) days prior to the record date specified in
(a) below or at least twenty (20) days before the date specified in (b) below, a notice stating in reasonable detail the relevant facts and any resulting adjustments and the calculation thereof, if applicable, and stating (if applicable):

                 (a) the date to be used to determine (i) which holders of Common Stock will be entitled to receive notice of such dividend, distribution, subdivision or combination (the "Record Date"), and (ii) the date as of which such dividend distribution, subdivision or combination shall be made; or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined (provided, that in the event the Company institutes a policy of declaring cash dividends on a periodic basis, the Company need only provide the relevant information called for in this clause
(a) with respect to the first cash dividend payment to be made pursuant to such policy and thereafter provide only notice of any changes in the amount or the frequency of any subsequent dividend payments), or

                 (b) the date on which a Special Transaction is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon consummation of the Special Transaction (the "Exchange Date").

         2.9 FRACTIONAL INTERESTS. The Company shall not be required to issue fractions of shares of Common Stock on the exercise of a Warrant. If any fraction of a share of Common Stock would be issuable upon the exercise of a Warrant, the Company shall, upon such issuance, purchase such fraction for an amount in cash equal to the current value of such fraction, computed on the basis of the last reported closing price of the Common Stock on NASDAQ on the last business day prior to the date of exercise upon which such a sale shall have been effected, or, if the Common Stock is not so quoted on NASDAQ, as the Board of Directors of the Company may in good faith determine.

         2.10 EFFECT OF ALTERNATE SECURITIES. If at any time, as a result of an adjustment made pursuant to this Section 2, Holder of the Warrants shall thereafter become entitled to receive any securities of the Company other than shares of Common Stock, then the number of such other securities receivable upon exercise of a Warrant shall be subject to adjustment from time to time on terms as nearly equivalent as practicable to the provisions with respect to shares of Common Stock contained in this Section 2.

         2.11 SUCCESSIVE APPLICATION. The provisions of this Section 2 shall similarly apply from time to time to successive events covered by this Section.

III.     EXERCISE

         3.1     EXERCISE OF WARRANT.

                 (a) The Holder may exercise a Warrant by (i) surrendering this Warrant Certificate, with the form of exercise notice attached hereto as Exhibit "A" duly executed by Holder, and (ii) making payment to the Company of the aggregate purchase price for the applicable Warrant Shares in cash, by certified check, bank check or wire transfer to an account designated by the Company. Upon any partial exercise of the Warrants, the Company, at its expense, shall promptly issue to the Holder for its surrendered Warrant Certificate a replacement Warrant Certificate identical in all respects to this Warrant Certificate, except that the number of Warrant Shares shall be reduced accordingly.

                 (b) Each person in whose name any Warrant Share certificate is issued upon exercise of a Warrant shall for all purposes been deemed to have become the holder of record of the Warrant Shares for which such Warrant was exercised, and such Warrant Share certificate shall be dated the date upon which the Warrant exercise notice was duly surrendered and payment of the purchase price was tendered to the Company.

         3.2 ISSUANCE OF WARRANT SHARES. The Warrant Shares purchased shall be issued to the holder exercising this Warrant as of the close of business on the date on which all actions and payments required to be taken or made by holder, pursuant to Section 3.1, shall have been so taken or made. Certificates for the Warrant Shares so purchased shall be delivered to the Holder within three (3) days after a Warrant is surrendered.

IV.  RIGHTS OF HOLDER

         4.1 WARRANTHOLDER RIGHTS. Holder shall not, solely by virtue of the Warrants and prior to the issuance of the Warrant Shares upon due exercise thereof, be entitled to any rights of a shareholder in the Company.

         4.2 NO IMPAIRMENT. The Company shall not by any action including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant and
(b) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the company to perform its obligations under this Warrant.

         Upon the request of Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

V.  TRANSFERABILITY

         Holder hereby represents and warrants that it is acquiring the Warrants and, upon the exercise thereof, the Warrant Shares, for investment and not with a view to resale or distribution thereof. Subject to compliance with federal and state securities laws, Holder may sell, assign, transfer or otherwise dispose of all or any portion of the Warrants or the Warrant Shares acquired upon any exercise hereof at any time and from time to time. Upon the sale, assignment, transfer or other disposition of all or any portion of the Warrants, Holder shall deliver to Company a written notice of such in the form attached hereto as Exhibit B duly executed by Holder which includes the identity and address of any purchaser, assignor, or transferee.

VI.      LEGEND ON WARRANT SHARES

         Certificates evidencing the Warrant Shares shall bear the following legend until such time as the Warrant Shares are duly registered for resale:

                 THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT OR AN OPINION OF COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER OR SUCH STATE SECURITIES LAWS.


VII      MISCELLANEOUS

         7.1 NOTICES. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage pre-paid), or guaranteed overnight delivery, to the Company at the address at which its principal business office is located from time to time, and the Holder at the address it advises the Company of.

         7.2 EXPENSES; TAXES. Any sales tax, stamp duty, deed transfer or other tax (except only taxes based on the income of Holder) arising out of the issuance and sale of the Warrants or the Warrant Shares issuable upon exercise of the Warrants and consummation of the transactions contemplated by this Warrant Certificate shall be paid by the Company.

         7.3 AMENDMENT; WAIVER. This Warrant Certificate may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Company and the Holder. No failure to exercise, and no delay in exercising, any right, power or privilege under this Warrant Certificate shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be impled from any course of dealing between the Company and the Holder. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

         7.4 HEADINGS. The headings contained in this Warrant Certificate are for convenience of reference only and are not to be given any legal effect and shall not affect the meaning or interpretation of this Warrant Certificate.

         7.5 GOVERNING LAW; INTERPRETATION. This Warrant Certificate shall be construed in accordance with and governed for all purposes by the laws of the State of Florida.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed and delivered as of the day and year first above written.


                                  REPUBLIC WASTE INDUSTRIES, INC.



                                  By:   /s/ Courtland D. Peddy
                                     -----------------------------------------
                                     Name:  Courtland D. Peddy
                                     Title: Vice President - Corporate
                                            Controller and Secretary

                                   EXHIBIT A

                                EXERCISE NOTICE

                 [To be executed only upon exercise of Warrant]

                 The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of the number of shares of Common Stock of Republic Waste Industries, Inc. as is set forth below, and herewith makes payment therefor, all at the price and on the terms and conditions specified in the attached Warrant Certificate and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to the person specified below whose address is set forth below, and, if such shares of Common Stock shall not include all of the shares of Common Stock now and hereafter issuable as provided in the attached Warrant Certificate, then Republic Waste Industries, Inc. shall, at its own expense, promptly issue to the undersigned a new Warrant Certificate of like tenor and date for the balance of the shares of Common Stock issuable thereunder.

Date:  ____________________

Amount of Shares Purchased:  ______________

Aggregate Purchase Price:    $_____________


Printed Name of Registered Holder: ________________________________


Signature of Registered Holder:    ________________________________

NOTICE: The signature on this Exercise Notice must correspond with the name as written upon the face of the attached Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

Stock Certificates to be issued and registered in the following name, and delivered to the following address:


                                  ___________________________________
                                  (Name)

                                  ___________________________________
                                  (Street Address)

                                  ___________________________________
                                  (City)          (State)  (Zip Code)

                                   EXHIBIT B

                               ASSIGNMENT NOTICE

                 [To be executed only upon transfer of Warrant]


         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto the person named below, whose address is set forth below, the rights represented by the attached Warrant Certificate to purchase the number of shares of the Common Stock of Republic Waste Industries, Inc. ("Republic") as is set forth below, to which the attached Warrant Certificate relates, and appoints ____________________________ attorney to transfer such rights on the books of Republic with full power of substitution in the premises. If such shares of Common Stock of Republic shall not include all of the shares of Common Stock now and hereafter issuable as provided in the attached Warrant Certificate, then Republic, at its own expense, shall promptly issue to the undersigned a new Warrant of like tenor and date for the balance of the Common Stock issuable thereunder.

Date:  ____________________

Amount of Warrants Transferred:    ______________


Printed Name of Registered Holder: ________________________________


Signature of Registered Holder:    ________________________________

         NOTICE: The signature on this Assignment Notice must correspond with the name as written upon the face of the attached Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

Warrant Certificate for transferred Warrants to be issued and registered in the following name, and delivered to the following address:

                                   ___________________________________
                                   (Name)

                                   ___________________________________
                                   (Street Address)

                                   ___________________________________
                                   (City)          (State)  (Zip Code)

                                                                      EXHIBIT 13

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT OR AN OPINION OF COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER OR UNDER APPLICABLE STATE SECURITIES LAWS.


                              WARRANT CERTIFICATE

                 To Purchase 625,000 Shares of Common Stock of:

                        REPUBLIC WASTE INDUSTRIES, INC.

         THIS IS TO CERTIFY THAT Westbury (Bermuda) Ltd., a Bermuda corporation (the "Holder") or Holder's registered assigns, is entitled to purchase from REPUBLIC WASTE INDUSTRIES, INC., a Delaware corporation (the "Company"), up to 625,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), on the terms and conditions hereinafter set forth.


I.       GRANT OF WARRANT

         1.1 GRANT. The Company hereby grants the Holder warrants to purchase Six Hundred Twenty Five Thousand (625,000) shares of Common Stock at a purchase price of $7.00 per share, exercisable in whole or in part at any time and from time to time from the date hereof until 6:00 p.m. on August 31, 1999 (the "Warrants" and the shares to be issued upon the exercise thereof are "Warrant Shares").

         1.2 SHARES TO BE ISSUED; RESERVATION OF SHARES. The Company covenants and agrees that (1) all Warrant Shares will upon issuance be duly authorized, validly issued and outstanding, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issuance thereof,
(2) the Company will from time to time take all actions necessary to assure that the par value per share of the Common Stock is at all times equal to or less than the applicable purchase price per share, and (3) the Company will at all times during the exercise period have authorized and reserved sufficient shares of Common Stock to provide for the exercise of the Warrants in full.


II.      ADJUSTMENTS TO WARRANT RIGHTS

         2.1 STOCK SPLITS AND COMBINATIONS. If the Company shall combine all of the outstanding Common Stock proportionately into a smaller number of shares, the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionately decreased and the purchase price per Warrant Share hereunder in effect immediately prior to such combination shall be proportionately increased, as of the effective date of such combination, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the effective date of such combination shall be adjusted so that the Holder of the Warrants exercised on or after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owned and been entitled to receive as a result of the combination had the Warrants been exercised immediately prior to that date, and (b) the purchase price per Warrant Share in effect immediately prior to such adjustment shall be adjusted by multiplying such purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter. If the Company shall effect a subdivision of the outstanding Common Stock, the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionally increased and the purchase price per Warrant Share hereunder in effect prior to such subdivision shall be proportionately decreased, as of the effective date of such subdivision, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the effective date of such subdivision, shall be adjusted so that the Holder of the Warrants exercised on or after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owed and been entitled to receive as a result of the subdivision had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise), and (b) the purchase price per Warrant Share in effect immediately prior to such adjustment shall be adjusted by multiplying the purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter.

         2.2 STOCK DIVIDENDS AND DISTRIBUTIONS. If the Company shall make or fix a record date for the Holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock, then the number of Warrant Shares issuable to the Holder upon exercise of the Warrants shall be proportionately increased and the purchase price per Warrant Share hereunder in effect prior to the time of such issuance or the close of business on such record date shall be proportionately decreased, as of the time of such issuance, or in the event such record date is fixed, as of the close of business on such record date, as follows: (a) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to the time of such issuance or the close of business on such record date shall be adjusted so that the Holder of the Warrants exercised after that date shall be entitled to receive the number and kind of Warrant Shares which the Holder of the Warrants would have owned and been entitled to receive as a result of the dividend or distribution had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise), and (b) the purchase price in effect immediately prior to such adjustment shall be adjusted by multiplying such purchase price by a fraction, the numerator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately prior to such adjustment, and the denominator of which is the aggregate number of shares of Common Stock purchasable upon exercise of the Warrants immediately thereafter.

         2.3 OTHER DIVIDENDS AND DISTRIBUTIONS. If the Company shall make or fix a record date for the holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then lawful and adequate provision shall be made so that Holder of the Warrants shall be entitled to receive upon exercise of the Warrants, for the aggregate purchase price in effect prior thereto, in addition to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrants, the kind and number of securities of the Company which Holder would have owned and been entitled to receive had the Warrants been exercised immediately prior to that date (pro rated in the case of any partial exercise).

         2.4 RECLASSIFICATION, EXCHANGE AND SUBSTITUTION. If the Common Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 2), then the Holder of the Warrants shall be entitled to receive upon exercise of the Warrants, in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrants, for the aggregate purchase price in effect prior thereto, the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by the holders of the number of shares of Common Stock for which such Warrants could have been exercised immediately prior to such recapitalization, reclassification or change (pro rated in the case of any partial exercise).

         2.5 REORGANIZATIONS, MERGERS, CONSOLIDATIONS OR SALES OF ASSETS. If any of the following transactions (each, a "Special Transaction") shall become effective: (i) a capital reorganization (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 2), (ii) a consolidation or merger of the Company with and into another entity, or (iii) a sale or conveyance of all or substantially all of the Company's assets, then as a condition of any such Special Transaction, lawful and adequate provision shall be made so that Holder of the Warrants shall thereafter have the right to purchase and receive upon exercise of the Warrants, in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrants, for the aggregate purchase price in effect immediately prior to such consummation, such shares of stock, other securities, cash or other assets as may be issued or payable in and pursuant to the terms of such Special Transaction to the holders of shares of Common Stock for which such Warrants could have been exercised immediately prior to such Special Transaction (pro rated in the case of any partial exercises). In connection with any Special Transaction, appropriate provision shall be made with respect to the rights and interests of Holder of the Warrants to the end that the provisions of the Warrants (including without limitation provisions for adjustment of the purchase price and the number of Warrant Shares issuable upon the exercise of the Warrant), shall thereafter be applicable, as nearly as may be practicable, to any shares of stock, other securities, cash or other assets thereafter deliverable upon the exercise of the Warrants. The Company shall not effect any Special Transaction unless prior to or simultaneously with the closing, the successor entity (if other than the Company), if any, resulting from such consolidation or merger or the entity acquiring such assets shall assume by a written instrument executed and mailed by certified mail or delivered to Holder of the Warrants at the address of the Holder appearing on the books of the Company, the obligation of the Company or such successor corporation to deliver to Holder such shares of stock, securities, cash or other assets, as in accordance with the foregoing provisions, which the Holder shall have the right to purchase.

         2.6     SALES BELOW FAIR MARKET VALUE.

                 (a) In the event the Company shall sell and issue shares of Common Stock, or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding shares, rights, options, warrants or convertible or exchangeable securities issued in any of the transactions described in Sections 2.2, 2.3 or 2.4 above) lower than the purchase price per Warrant Share in effect as of the date the Company fixes the offering price of such shares, rights, options, warrants or convertible or exchangeable securities, then the purchase price shall be reduced to a price determined by multiplying the purchase price by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date next preceding the date of such issue or sale, plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of shares of Common Stock, or rights, option, warrants or convertible or exchangeable securities so issued would purchase at the purchase price, and
(ii) the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date of such issuance after giving effect to such issuance.

                 (b) For the purpose of making any adjustment required under this Section 2.6, the consideration received by the Company for any issue or sale of securities shall (A) to the extent it consists of cash be computed at the net amount of cash received by the Company after deduction of any expenses payable by the Company and any underwriting or similar commissions, compensation or concession in connection with such issue or sale, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined by the Company's Board of Directors in good faith, (C) if such shares of Common Stock or rights, options, warrants or convertible securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as that portion of the consideration so received that may be reasonably determined by the Board of Directors of the Company in good faith to be allocated to such shares of Common Stock, or rights, options, warrants or convertible or exchangeable securities, and (D) if the issuance shall be of such rights, options, warrants or convertible or exchangeable securities, be determined by dividing (X) the total amount receivable by the Company in consideration of the sale and issuance of such rights, options, warrants or convertible or exchangeable securities, plus the total consideration payable to the Company upon exercise, conversion or exchange thereof by (Y) the total number of shares of Common Stock covered by such rights, options, warrants or convertible or exchangeable securities.

                 (c) Upon each adjustment of the purchase price per Warrant Share pursuant to Section 2.6 hereof, the Warrants shall thereupon evidence the right to purchase that number of shares of Common Stock (calculated to the nearest hundredth of a share) obtained by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment upon exercise of the product so obtained by the purchase price in effect immediately prior to such adjustment and dividing the product so obtained by the purchase price in effect immediately after such adjustment. The adjustment pursuant to this Section 2.6 to the number of shares of Common Stock purchasable upon exercise of a Warrant shall be made each time an adjustment of the purchase price is made pursuant to Section 2.6 hereof.

         2.7 LIQUIDATION. If the Company shall, at any time prior to the expiration of this Warrant, dissolve, liquidate or wind up its affairs, Holder shall have the right, but not the obligation, to exercise this Warrant. Upon such exercise, Holder shall have the right to receive, in lieu of the shares of Common Stock that Holder otherwise would have been entitled to receive upon such exercise, the same kind and amount of assets as would have been issued, distributed or paid to Holder upon any such dissolution, liquidation or winding up with respect to such shares of Common Stock had Holder been the holder of record of such shares of Common Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution. If any such dissolution, liquidation or winding up results in any cash distribution in excess of the application purchase price per Warrant Share provided for by this Warrant, Holder may, at Holder's option, exercise this Warrant without making payment of the applicable purchase price per Warrant Share and, in such case, the Company shall, upon distribution to Holder, consider the applicable purchase price per Warrant Share to have been paid in full, and in making settlement to Holder shall deduct an amount equal to the applicable purchase price per Warrant Share from the amount payable to Holder.

         2.8 NOTICE. Whenever a Warrant or the number of Warrant Shares issuable hereunder is to be adjusted as provided herein or a dividend or distribution (in cash, stock or otherwise and including, without limitation, any liquidating distributions) is to be declared by the Company, or a definitive agreement with respect to a Special Transaction has been entered into, the Company shall forthwith cause to be sent to the Holder at the last address of the Holder shown on the books of the Company, by first-class mail, postage prepaid, at least ten (10) days prior to the record date specified in
(a) below or at least twenty (20) days before the date specified in (b) below, a notice stating in reasonable detail the relevant facts and any resulting adjustments and the calculation thereof, if applicable, and stating (if applicable):

                 (a) the date to be used to determine (i) which holders of Common Stock will be entitled to receive notice of such dividend, distribution, subdivision or combination (the "Record Date"), and (ii) the date as of which such dividend distribution, subdivision or combination shall be made; or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined (provided, that in the event the Company institutes a policy of declaring cash dividends on a periodic basis, the Company need only provide the relevant information called for in this clause
(a) with respect to the first cash dividend payment to be made pursuant to such policy and thereafter provide only notice of any changes in the amount or the frequency of any subsequent dividend payments), or

                 (b) the date on which a Special Transaction is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon consummation of the Special Transaction (the "Exchange Date").

         2.9 FRACTIONAL INTERESTS. The Company shall not be required to issue fractions of shares of Common Stock on the exercise of a Warrant. If any fraction of a share of Common Stock would be issuable upon the exercise of a Warrant, the Company shall, upon such issuance, purchase such fraction for an amount in cash equal to the current value of such fraction, computed on the basis of the last reported closing price of the Common Stock on NASDAQ on the last business day prior to the date of exercise upon which such a sale shall have been effected, or, if the Common Stock is not so quoted on NASDAQ, as the Board of Directors of the Company may in good faith determine.

         2.10 EFFECT OF ALTERNATE SECURITIES. If at any time, as a result of an adjustment made pursuant to this Section 2, Holder of the Warrants shall thereafter become entitled to receive any securities of the Company other than shares of Common Stock, then the number of such other securities receivable upon exercise of a Warrant shall be subject to adjustment from time to time on terms as nearly equivalent as practicable to the provisions with respect to shares of Common Stock contained in this Section 2.

         2.11 SUCCESSIVE APPLICATION. The provisions of this Section 2 shall similarly apply from time to time to successive events covered by this Section.

III.     EXERCISE

         3.1     EXERCISE OF WARRANT.

                 (a) The Holder may exercise a Warrant by (i) surrendering this Warrant Certificate, with the form of exercise notice attached hereto as Exhibit "A" duly executed by Holder, and (ii) making payment to the Company of the aggregate purchase price for the applicable Warrant Shares in cash, by certified check, bank check or wire transfer to an account designated by the Company. Upon any partial exercise of the Warrants, the Company, at its expense, shall promptly issue to the Holder for its surrendered Warrant Certificate a replacement Warrant Certificate identical in all respects to this Warrant Certificate, except that the number of Warrant Shares shall be reduced accordingly.

                 (b) Each person in whose name any Warrant Share certificate is issued upon exercise of a Warrant shall for all purposes been deemed to have become the holder of record of the Warrant Shares for which such Warrant was exercised, and such Warrant Share certificate shall be dated the date upon which the Warrant exercise notice was duly surrendered and payment of the purchase price was tendered to the Company.

         3.2 ISSUANCE OF WARRANT SHARES. The Warrant Shares purchased shall be issued to the holder exercising this Warrant as of the close of business on the date on which all actions and payments required to be taken or made by holder, pursuant to Section 3.1, shall have been so taken or made. Certificates for the Warrant Shares so purchased shall be delivered to the Holder within three (3) days after a Warrant is surrendered.

IV.  RIGHTS OF HOLDER

         4.1 WARRANTHOLDER RIGHTS. Holder shall not, solely by virtue of the Warrants and prior to the issuance of the Warrant Shares upon due exercise thereof, be entitled to any rights of a shareholder in the Company.

         4.2 NO IMPAIRMENT. The Company shall not by any action including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant and
(b) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the company to perform its obligations under this Warrant.

         Upon the request of Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

V.  TRANSFERABILITY

         Holder hereby represents and warrants that it is acquiring the Warrants and, upon the exercise thereof, the Warrant Shares, for investment and not with a view to resale or distribution thereof. Subject to compliance with federal and state securities laws, Holder may sell, assign, transfer or otherwise dispose of all or any portion of the Warrants or the Warrant Shares acquired upon any exercise hereof at any time and from time to time. Upon the sale, assignment, transfer or other disposition of all or any portion of the Warrants, Holder shall deliver to Company a written notice of such in the form attached hereto as Exhibit B duly executed by Holder which includes the identity and address of any purchaser, assignor, or transferee.

VI.      LEGEND ON WARRANT SHARES

         Certificates evidencing the Warrant Shares shall bear the following legend until such time as the Warrant Shares are duly registered for resale:

                 THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT OR AN OPINION OF COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER OR SUCH STATE SECURITIES LAWS.


VII.     MISCELLANEOUS

         7.1 NOTICES. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage pre-paid), or guaranteed overnight delivery, to the Company at the address at which its principal business office is located from time to time, and the Holder at the address it advises the Company of.

         7.2 EXPENSES; TAXES. Any sales tax, stamp duty, deed transfer or other tax (except only taxes based on the income of Holder) arising out of the issuance and sale of the Warrants or the Warrant Shares issuable upon exercise of the Warrants and consummation of the transactions contemplated by this Warrant Certificate shall be paid by the Company.

         7.3 AMENDMENT; WAIVER. This Warrant Certificate may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Company and the Holder. No failure to exercise, and no delay in exercising, any right, power or privilege under this Warrant Certificate shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be impled from any course of dealing between the Company and the Holder. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

         7.4 HEADINGS. The headings contained in this Warrant Certificate are for convenience of reference only and are not to be given any legal effect and shall not affect the meaning or interpretation of this Warrant Certificate.

         7.5 GOVERNING LAW; INTERPRETATION. This Warrant Certificate shall be construed in accordance with and governed for all purposes by the laws of the State of Florida.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed and delivered as of the day and year first above written.

                                    REPUBLIC WASTE INDUSTRIES, INC.



                                    By:   /s/ Courtland D. Peddy
                                       ----------------------------------------
                                       Name:  Courtland D. Peddy
                                       Title: Vice President - Corporate
                                              Controller and Secretary

                                   EXHIBIT A

                                EXERCISE NOTICE

                 [To be executed only upon exercise of Warrant]

                 The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of the number of shares of Common Stock of Republic Waste Industries, Inc. as is set forth below, and herewith makes payment therefor, all at the price and on the terms and conditions specified in the attached Warrant Certificate and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to the person specified below whose address is set forth below, and, if such shares of Common Stock shall not include all of the shares of Common Stock now and hereafter issuable as provided in the attached Warrant Certificate, then Republic Waste Industries, Inc. shall, at its own expense, promptly issue to the undersigned a new Warrant Certificate of like tenor and date for the balance of the shares of Common Stock issuable thereunder.

Date:  ____________________

Amount of Shares Purchased:  ______________

Aggregate Purchase Price:    $_____________


Printed Name of Registered Holder: ________________________________


Signature of Registered Holder:    ________________________________

NOTICE: The signature on this Exercise Notice must correspond with the name as written upon the face of the attached Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

Stock Certificates to be issued and registered in the following name, and delivered to the following address:


                                  ___________________________________
                                  (Name)

                                  ___________________________________
                                  (Street Address)

                                  ___________________________________
                                  (City)          (State)  (Zip Code)

                                   EXHIBIT B

                               ASSIGNMENT NOTICE

                 [To be executed only upon transfer of Warrant]


         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto the person named below, whose address is set forth below, the rights represented by the attached Warrant Certificate to purchase the number of shares of the Common Stock of Republic Waste Industries, Inc. ("Republic") as is set forth below, to which the attached Warrant Certificate relates, and appoints ____________________________ attorney to transfer such rights on the books of Republic with full power of substitution in the premises. If such shares of Common Stock of Republic shall not include all of the shares of Common Stock now and hereafter issuable as provided in the attached Warrant Certificate, then Republic, at its own expense, shall promptly issue to the undersigned a new Warrant of like tenor and date for the balance of the Common Stock issuable thereunder.

Date:  ____________________

Amount of Warrants Transferred:    ______________


Printed Name of Registered Holder: ________________________________


Signature of Registered Holder:    ________________________________

         NOTICE: The signature on this Assignment Notice must correspond with the name as written upon the face of the attached Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

Warrant Certificate for transferred Warrants to be issued and registered in the following name, and delivered to the following address:

                                  ___________________________________
                                  (Name)

                                  ___________________________________
                                  (Street Address)

                                  ___________________________________
                                  (City)          (State)  (Zip Code)